Evolving Gold Corp Signs Letter Agreement to Acquire
Rattlesnake Hills Property in Wyoming

August 7, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (“Evolving”) is pleased to announce that it has entered into a letter of intent with Golden Predator Mines Inc. and Golden Predator Mines (US) Inc. (collective, “Golden Predator”) for the acquisition of Golden Predator’s mining options on a 100% undivided interest in the Rattlesnake Hills Property, located in Natrona County, Wyoming (the “Property Option”). Golden Predator currently holds an option on the Rattlesnake Hills Property with Bald Mountain Mining Company (“Bald Mountain”).

The Rattlesnake Hills Property is underlain by an Eocene alkaline volcanic field, covering about 100 square miles, which is part of the greater Rocky Mountain “alkalic” gold province stretching from British Columbia, to northern Mexico. Other volcanic complexes in this belt host large gold deposits such as Cripple Creek, Colorado (27 million ounces of gold produced), Zortman-Sandusky, Montana (2 million ounces of gold produced), and Ortiz, New Mexico (1.5 million ounces of gold produced). Mineralization in the Rattlesnake Hills is centered on a nested diatreme complex and is associated with widespread potassium feldspar alteration similar to the Cripple Creek deposit. Newmont Mining Corporation and American Copper and Nickel Company (ACNC) each conducted drilling on the property in the 1990’s in two areas, the North Stock and Antelope Basin, respectively. At the North Stock, Newmont reportedly encountered drill intercepts including 149 meters averaging 1.62 grams per tonne (gpt) gold, 75 meters grading 1.28 gpt gold and 60 meters grading 1.05 gpt gold. ACNC reportedly encountered 101 meters grading 0.78 gpt gold in a shallow reverse circulation hole.

Quinton Hennigh, Ph.D., Evolving’s Vice President of Exploration stated: “The Rattlesnake Hills property represents an opportunity of Evolving Gold to explore for a significant gold deposit within the world class Rocky Mountain alkalic province. Although gold mineralization associated with these types of ore bodies can be subtle, alkaline gold deposits can be very large as demonstrated by Cripple Creek”.

The agreement with Golden Predator is subject to certain conditions, including, among other things, due diligence review by Evolving of the Rattlesnake Hills Property’s mineral claims; the negotiation, execution and delivery of a definitive acquisition agreement (the “Evolving Gold Option Agreement”); approval of the Evolving Gold Option Agreement by the board of directors of Evolving; and receipt of all required regulatory approvals.

In order to exercise the proposed option, Evolving has agreed to pay Golden Predator 3 million shares (“Shares”) of Evolving at a deemed price of $0.40 per Share to be issued subject to the policies of the TSX Venture Exchange and subject to any requirement for escrow that may be imposed by the TSX Venture Exchange. In order to exercise the rights under the Evolving Gold Option Agreement, Evolving will issue the Shares as follows: 1,000,000 shares upon closing; 1,000,000 shares upon the one year anniversary of closing; and 1,000,000 shares on the 2 year anniversary of closing. If Evolving fails to make a share payment as contemplated above, Golden Predator may terminate the Evolving Gold Option Agreement. Golden Predator will retain a 0.5% NSR in respect of the Rattlesnake Hills Property and Evolving shall retain the right to buy back 0.25% of that NSR for $375,000(USD) at the option of Evolving. In addition, Golden Predator will retain the right to purchase up to 10% of any shares offered by Evolving during the term of the Evolving Gold Option Agreement (with Golden Predator’s purchase subject to the same terms and conditions as other purchasers participating in the offering).

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

About Evolving Gold Corp.

Evolving Gold Corporation is an emerging exploration and development company focused on building value through the acquisition and exploration of world class prospective gold properties primarily in the southwestern United States, in particular Nevada, New Mexico, and Wyoming.

For more information on the Company, please visit our web site at www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Dr. Lawrence Dick”
Dr. Lawrence Dick, P.Geo.
President and Director
lawrence@evolvinggold.com

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
Philippe Deserres: pdeserres@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Webmasters:
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Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF